SEC File No. 82-34935

06017171

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 21 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

SUPPL

15 September 2006

Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549

Dear Sir/Madam

Re: Lodgement under Rule 12g3-2(b), Securities Exchange Act 1934

We refer to our application for exemption from SEC registration dated 28 October 2005.

Our company was recently granted such exemption under Rule 12g3-2(b), Securities Exchange Act 1934. Our SEC File Number for this purpose is 82-34935.

We enclose all information required by Rule 12g3-2(b) in accordance with the terms of our exemption, including all relevant documents since the date of our initial submission. A schedule of these documents is attached.

We intend to provide filings on a quarterly basis in compliance with the above requirement. However, if the information is material, we will notify the SEC promptly.

Sincerely

Dimitri Kiriacoulacos
Vice President Legal & Company Secretary
Mayne Pharma Limited
Telephone: 03 9868 0164
Fax: 03 9868 0166
Email: dimitri.kiriacoulacos@au.maynepharma.com

dlw 10/2

Schedule 1 – Documents filed with the Australian Stock Exchange (29 May 2006 to 11 Sep 2006)

Date	Title
11/09/2006	Results Presentation
11/09/2006	Preliminary Final Report
7/09/2006	Appointment of additional company secretary
7/09/2006	Preliminary Final Results - Webcast
24/08/2006	Purchase of SuperGens North American oncology products
21/08/2006	Change of Registered office address
18/08/2006	Appoints Clinical Director
15/08/2006	Appendix 3B
07/08/2006	Oxaliplatin receives marketing authorisation in Portugal
28/07/2006	Mayne Pharma and Pliva finalise agreement
28/07/2006	Trading Statement
24/07/2006	Change of Director's Interest Notice
24/07/2006	Change of Director's Interest Notice
24/07/2006	Change of Director's Interest Notice
24/07/2006	Change of Director's Interest Notice
14/07/2006	Appoints Bill Simmons Chief Operating Officer
22/06/2006	Change of Director's Interest Notice
22/06/2006	Change of Director's Interest Notice
22/06/2006	Change of Director's Interest Notice
22/06/2006	Change of Director's Interest Notice
22/06/2006	Appointment Executive VP General Counsel & Company Secretary
22/06/2006	Acquires Supergens North American Oncology Products
07/06/2006	Appoints Senior Vice President US Commercial Ops
07/06/2006	Appoints Senior Vice President Business Development